UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
650-1867 Yonge Street, Toronto, Ontario M4S 1Y5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

Peace Arch Entertainment Announces Closing of Several Worldwide Distribution Agreements at American Film Market

Theatrical Film Rights Sold Include “Winged Creatures,” “The Babysitters” and “Goal 3”; DVD and TV Rights Sold Include Mini-Series “Guns” and 18 Films Including “Animal 2,” “The Last Hit Man,” and “The Four Horsemen”

Toronto –  November 6, 2007 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an integrated global entertainment company creating critically acclaimed television, film and DVD content for worldwide distribution, announced today that the Company has closed theatrical distribution agreements for three feature films as well as DVD and television agreements for 18 films and one mini-series at the American Film Market. Peace Arch continues to generate significant revenues from a growing pipeline of original content and on one of the largest independent film and television libraries in the world.

The theatrical films include the star-studded “Winged Creatures,” sold to Constantin Film in Germany.  “Winged Creatures” was previously sold to AVE in Greece; IL Film in Israel; Lusomundo in Portugal; Icon Entertainment in Australia/New Zealand; M&F in South Korea; Front Row in the Middle East; Monolith in Poland; Blitz in the former Yugoslavia; Lark Films Distribution in Hong Kong/Macau; Revolutionary Releasing for the rest of Central and Eastern Europe and Entertainment in Motion for airlines and ships.  Other major territories are currently in negotiation and those deals are expected to close in the immediate future.  “Winged Creatures,” currently in post-production, was acquired by Sony for U.S. theatrical distribution in 2008.

“Winged Creatures,” directed by Australian Rowan Woods (“Little Fish” “The Boys”) and produced by Robert Salerno (“21 Grams” “Chapter 27” “Delirious”), stars six of today’s most celebrated actors, 2007 Academy Award®-winner Forest Whitaker (“The Last King of Scotland” “Platoon”), 2007 Academy Award®-winner Jennifer Hudson (“Dreamgirls”), 2007 Academy Award®-nominee Jackie Earle Haley (“Little Children“ “Bad News Bears“), Screen Actors Guild Award-nominee Guy Pearce (“Memento” “LA Confidential”), Screen Actors Guild Award-nominee Kate Beckinsale (“The Aviator” “Pearl Harbor”) and Screen Actors Guild Award-nominee Dakota Fanning (“War of The Worlds” “I Am Sam”).

Also sold at the American Film Market is the dark comedy “The Babysitters” to Audio Visual Enterprises S.A. for Greece/Cyprus; Front Row Filmed Entertainment LLC for the Middle East, and Lusomundo for Portugal.  Several major territories are expected to commit to deals on “The Babysitters” before the end of AFM.  In the Toronto Film Festival favorite “The Babysitters,” a teenage girl (Katherine Waterston) turns her babysitting service into a call-girl ring for married men after a tryst with one of her customers (John Leguizamo).

At AFM, Peace Arch unveiled the Company’s newest theatrical film “Goal 3” and sold Middle East rights to this exciting sports drama to Front Row Filmed Entertainment LLC, and Portugal rights to Lusomundo.  With The World Cup as its dramatic backdrop, “Goal 3” is the finale of this fast-paced, action-packed sports trilogy.  In this chapter, two English players, Liam Adams (J.J. Fields) and his best friend -- and Team Real Madrid teammate -- Charlie Braithwaite (Leo Gregory), head to Germany to represent their country on the most watched sports stage on earth: The FIFA World Cup Finals.  “Goal 3” will feature some of the greatest players in the world, including David Beckham, Ronaldo and Zinedine Zidane.

The theatrical deals were negotiated by Julie Sultan, Executive Vice President of International Theatrical Sales of Peace Arch Entertainment.  Ms. Sultan said, “Introducing strong new movies like ‘Winged Creatures’ resulted in keen interest worldwide for all our titles.  In addition to the deals already made, we have several more that we anticipate closing before the market ends, including territory sales for ‘Goal 3’ and the Meg Ryan-William H. Macy romantic comedy ‘The Deal.’”

Peace Arch completed distribution agreements for television and DVD rights on one mini-series and 18 films. Lusomondo in Portugal acquired DVD and television rights to five films and one mini-series.  The five films are the drama “All The Good Ones Are Married” (Darryl Hannah), thriller “Grindstone Road” (Fairuza Balk), war drama “The Four Horsemen,” the magical “The Lobster Tale” (Colm Meaney), the crime drama “The Last Hit Man” (Joe Mantegna), and the crime drama mini-series “Guns” (Elisha Cuthbert).

The company also closed a distribution package with HBO Latin America for Pay TV rights to three feature films: the 2007 Sundance drama “Chapter 27” (Jared Leto and Lindsay Lohan), the multi-award winning comedy “Delirious” (Steve Buscemi, Michael Pitt, Alison Lohman, Gina Gershon), and the drama “Guantanamero” (Rupert Evans, Sir Derek Jacobi, Natalia Verbeke).

Peace Arch completed another package distribution agreement with Inter Medya Hizmetleri Ticaret Ltd. (ITV) including DVD and television rights to the mini-series “Guns” as well as TV rights for 13 films: prison drama “Animal 2” (Ving Rhames), thriller “Final Draft” (James Van Der Beek), the war dramas “American Soldiers,” “The Veteran” and “The Four Horsemen.” Other films include the thriller “Grindstone Road” (Fairuza Balk), horror “Heartstopper” (Robert Englund), “The Last Sect” (David Carradine), the comedy “The Mad” (Billy Zane), the crime drama “The Last Hit Man” (Joe Mantegna), war drama “Time Bomb” (Jake Busey), the horror movie “UKM: The Ultimate Killing Machine” (Michael Madsen), and the thriller “Warriors of Terra” (Edward Furlong).

Peace Arch’s international television and DVD sales are managed at AFM by President of International Distribution Kevin Byles, Executive Vice President Victor Rodriguez, Executive Vice President Mary Herne and Senior Vice President Suzanne Barron.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1000 classic and contemporary titles. For additional information, please visit www.peacearch.com.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

     Roy Bodner

     Senior Vice President

     Marketing and Communications

     Peace Arch Entertainment

     (310) 776-7208

     Email Contact:  rbodner@peacearch.com

     Or

     Financial Communications

     Trilogy Capital Partners

     Ryon Harms

     (800) 592-6067

     Email Contact: ryon@trilogy-capital.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	November 6, 2007	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

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Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

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D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

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